SHIHUA INTERNATIONAL, INC.

No. 11 Yongming Road, Yongping Street

Mingshan District, Benxi

Liaoning Province, China 117000

December 27, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Shihua International, Inc. Request for Withdrawal of Registration Statement on Form 10-12G Filed November 16, 2010 File No. 000-54197

Dear Ladies and Gentlemen:

Shihua International, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-54197) (the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2010 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 10 is being withdrawn to prevent it from automatically becoming effective on January 15, 2011 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is in the process of responding to comments to the Form 10 made by the Commission in its letter to the Company dated December 13, 2010.  The Company intends to re-file the Form 10 after responding to the Commission’s comments.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at the address listed above.

Thank you for your attention.

Very truly yours,

SHIHUA INTERNATIONAL, INC.

By:	/s/ Yiqiao Wang
Name:	Yiqiao Wang
Title:	President